UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Universal Business Payment Solutions Acquisition Corporation
(Name of Issuer)

Common Stock ($0.001 par value per share)
(Title of Class of Securities)

913384103
(CUSIP Number of Class of Securities)

John D. Norberg
Wellington Management Company, LLP
280 Congress Street
Boston, Massachusetts 02210
(617) 790-7265

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 7, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

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1	NAME OF REPORTING PERSON Wellington Management Company, LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,123,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,123,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,123,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.84% (1)
14	TYPE OF REPORTING PERSON (see instructions) IA

(1) Based on 14,319,693 shares of common stock issued and outstanding as of November 9, 2012.

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Item 1. Security and Issuer.

This Schedule 13D (this "Statement") relates to the common stock, par value $0.001 per share (the "Common Stock"), of Universal Business Payment Solutions Acquisition Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at Radnor Financial Center, 150 North Radnor-Chester Road, Suite F-200, Radnor, Pennsylvania 19087.

Item 2. Identity and Background.

The person filing this Statement is Wellington Management Company, LLP, a Massachusetts limited liability partnership ("Wellington Management" or the "Reporting Person"). The Reporting Person's principal business is that of an investment adviser registered under the Investment Advisers Act of 1940, as amended, and its principal business address is 280 Congress Street, Boston, Massachusetts 02210.

During the last five years, Wellington Management has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The securities of the Company to which this Statement relates were acquired by investment advisory clients ("Clients") of Wellington Management in the ordinary course of business, with Wellington Management making the investment decision on behalf of the Clients. The Clients may be considered to be affiliates of each other and of Wellington Management. Each of the Clients used its own assets to acquire the securities, which in some cases may have included funds borrowed in the ordinary course in margin accounts. Wellington Management may be deemed to beneficially own the shares of the Common Stock that are held by its Clients.

Item 4. Purpose of Transaction.

The shares of Common Stock to which this Statement relates were initially acquired by the Clients in the ordinary course of business for investment purposes as a passive investment. This Statement is being filed on a protective basis under Rule 13d-1(e)(1) due to the events described below.

On December 7, 2012, Wellington Management was contacted by EarlyBirdCapital, Inc. ("EarlyBird"), a financial advisor to the Company, and certain members of the Company's management with respect to certain of the business combinations described in the Company's Definitive Proxy Statement on Schedule 14A dated November 13, 2012 (the "Transaction"). EarlyBird proposed a transaction whereby, in order to enhance the economic returns in connection with the Transaction, each Client would receive, upon consummation of the Transaction and provided that such Client did not redeem any of its shares of Common Stock in

CUSIP No. 913384103	SCHEDULE 13D	Page 4 of 6

connection with the Transaction, additional shares of Common Stock ("Founder Shares") from certain stockholders of the Company (the "Grantors"). In subsequent discussions with representatives of the Company, Wellington Management proposed an alternative structure in which each Client would stand on the opposite side of a separate buy-sell transaction with the Grantors in which such Client would purchase such Founder Shares from the Grantors through the exercise from time to time of options that would be granted if (and only if) the Transaction were consummated and such Client did not redeem any of its shares of Common Stock in connection with the Transaction.

Accordingly, on December 17, 2012, each Client entered into a separate Option Issuance Agreement with the following Grantors: Bipin C. Shah, Peter Davidson, Frederick S. Hammer, Arthur F. Ryan, Robert Palmer, Richard S. Braddock, Jonathan M. Lubert and Ira Lubert. Pursuant to each such Option Issuance Agreement, the Grantors agreed that if the Transaction is consummated and such Client does not redeem any of shares of Common Stock in connection with the Transaction, then concurrent with the closing of the Transaction, the Grantors will issue to such Client an immediately exercisable, five-year option (the "Option") to purchase Founder Shares held by the Grantors at an exercise price of $0.005 per share. The Options collectively cover up to an aggregate of 386,811 Founder Shares. Each Option provides that the holder thereof does not have the right to exercise the Option to the extent (but only to the extent) that such exercise would result in it or any of its affiliates beneficially owning more than 9.9% of the Common Stock. The Grantors have agreed to deposit the Founder Shares subject to the Options into an escrow account to support the exercise of the Options. The Company is also a party to the Option Issuance Agreement for the sole purpose of (i) agreeing to register the resale by the Clients of the Founder Shares that may be acquired upon exercise of the Options, (ii) agreeing to file a Current Report on Form 8-K with the Securities and Exchange Commission disclosing these agreements, and (iii) representing that until the Transaction is consummated there are material conditions to the consummation of the Transaction and agreeing that the consummation of the Transaction will in no event occur prior to December 28, 2012, which is the eleventh day following the filing of this Statement.

The Reporting Person expressly disclaims "beneficial ownership" of any Founder Shares as of the date hereof. In addition, the Reporting Person is not a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, with the Grantors or any other person.

The Reporting Person reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of its holdings in the Company's securities, or to change its intention with respect to any or all of the matters referred to in this Item 4.

Other than as described above in this Item 4, the Reporting Person does not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

CUSIP No. 913384103	SCHEDULE 13D	Page 5 of 6

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, Wellington Management, in its capacity as investment adviser, may be deemed to be the beneficial owner of 1,123,000 shares of Common Stock held by its investment advisory clients. Such shares represent 7.84% of the issued and outstanding shares of Common Stock of the Company as of November 9, 2012.

In addition, the Clients hold warrants to acquire 333,300 shares of Common Stock at a price per share of $6.90 that are not currently exercisable. These warrants are not exercisable until the completion of an initial business combination by the Company, and expire five years after the completion of the Company's initial business combination, or earlier upon redemption or liquidation. As disclosed in the Company's Current Report on Form 8-K filed on December 12, 2012, at a special meeting of the Company's warrantholders held on December 11, 2012, the warrantholders approved of the termination of the warrant agreement covering all of the Company's warrants and the conversion of each issued and outstanding Company warrant into 0.1333 shares of Common Stock. The conversion of the warrants is contingent upon stockholder approval of, and the consummation of, the Transaction described in Item 4 above.

(c) None.

(d) The Clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock. No Client is known by the Reporting Person to have such right or power with respect to more than five percent of this class of securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise expressly described herein in Item 4, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among the Reporting Person and any person or entity.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
Exhibit 1	Option Issuance Agreement, dated December 17, 2012, by and among the Company, the Grantors and Wolf Creek Partners, L.P., filed as an exhibit to the Current Report on Form 8-K filed by the Company on December 17, 2012 and incorporated herein by reference.
Exhibit 2	Option Issuance Agreement, dated December 17, 2012, by and among the Company, the Grantors and Wolf Creek Investors (Bermuda) L.P., filed as an exhibit to the Current Report on Form 8-K filed by the Company on December 17, 2012 and incorporated herein by reference.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2012

WELLINGTON MANAGEMENT COMPANY, LLP

By: /s/ John D. Norberg
        Name: John D. Norberg
        Title: Vice President